Debbie A. Klis, Partner

1990 K Street, NW

Suite 420

Washington, D.C. 20006

Tel: +1 202.935.3390

Email: debbie.klis@rimonlaw.com

November 15, 2023

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Austin Pattan

Re:	Canna-Global Acquisition Corp
Preliminary Proxy Statement on Schedule 14A
Filed November 13, 2023
File No. 001-41102

Dear Mr. Pattan:

On behalf of Canna-Global Acquisition Corp, a Delaware corporation (“Canna Global” or the “Company”), we are transmitting this letter in response to the comments received by Canna Global on November 15, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the Preliminary Proxy Statement on Schedule 14A (the “Schedule 14A”) relating to Canna-Global’s 2023 Annual Special Meeting. This letter is being submitted together with Canna-Global’s Definitive Proxy on Schedule 14A that addresses the Staff’s comments.

1.	The Staff noted that the Preliminary Proxy Statement referenced December 2, 2022 instead of December 2, 2023 as the starting point of the extension term in Proposal One.

Response: We acknowledge the Staff’s comment and advise in response that the Company amended its Schedule 14A to correct two occurrences accordingly.

2.	The Staff noted the disclosure in the Preliminary Proxy regarding the sponsor or its affiliates may purchase public shares in privately negotiated transactions or in the open market contains language that any such privately negotiated purchases may be effected at purchase prices that higher than the price offered in the Company’s redemption process with respect to the per-share pro rata portion of the trust.

Response: We acknowledge the Staff’s comment and advise in response that the Company amended its Schedule 14A in two locations where the language appears to clarify that that the purchase price would either be less than or equal to the price offered in the Company’s redemption but in no event any higher.

Australia | Canada | China | Colombia | France | Germany | Israel | Morocco

South Korea | United Arab Emirates | United Kingdom | United States

November 15, 2023

3.	With a view toward disclosure, the Staff requested that the Company disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: We acknowledge the Staff’s comment and advise in response that the Company amended its CFIUS risk factor in the Schedule 14A to add this disclosure:

“Further, the additional governmental review of the transaction or a decision to prohibit the transaction could prevent the Company from completing an initial business combination and require the Company to dissolve and liquidate, subject in each case to the Company’s obligations under Delaware Law to provide for claims of creditors and other requirements of applicable law. A failure to complete an initial business combination will also cause you to lose any potential investment opportunity in a target company and the chance of realizing future gains on your investment through any price appreciation in the combined company. Further, there would be no distribution from the Trust Account with respect to our warrants, which will expire worthless in the event of our winding up. In the event of a liquidation, our Sponsor, directors and officers will not receive any monies held in the Trust Account as a result of their ownership of the Founder Shares and Private Placement Units.”

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We hope that the foregoing has been responsive to the Staff’s comment and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact us with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Very truly yours,

/s/ Debbie A. Klis
Debbie A. Klis, Esq.

Cc:	Gerald J. Combs, CEO
Sharwin Sinnan, CFO

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